UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

GOLD RESERVE INC.
(Name of Subject Company (Issuer))

GOLD RESERVE INC.
(Name of Filing Persons (Offeror))

5.50% Senior Subordinated Convertible Notes due 2022
(Title of Class of Securities)

38068N AB4
(CUSIP Number of Class of Securities)

Rockne J. Timm
Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington 99201
(509) 623-1500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

Tel. (214) 978-3000
Fax. (214) 978-3099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,080,000	$123.77

*	Calculated solely for purposes of determining the filing fee. The amount represents the principal amount of the 5.50% Senior Subordinated Convertible Notes due 2022 to which this offer relates.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EXPLANATORY NOTE

This Amendment Number 5 (“Amendment No. 5”) amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 18, 2012 by Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company”)  (as amended and supplemented, the “Schedule TO”). This Amendment No. 5 is being filed to provide additional disclosures for holders of the Company’s 5.50% Senior Subordinated Convertible Notes due 2022 issued by the Company on May 18, 2007 (the “Notes”)  and to extend the Expiration Date for holders of the Notes to tender their Notes to 11:59 p.m., Eastern Time, on November 23, 2012. Accordingly, the defined term “Expiration Date” in the Schedule TO, including all exhibits thereto (collectively, the “Schedule TO Documents”), shall hereby be amended to mean 11:59 p.m., Eastern Time, on November 23, 2012.  All other terms and conditions of the Schedule TO Documents shall remain unchanged and in full force and effect.

All information in the previously filed Schedule TO, including all schedules and annexes thereto,  is hereby expressly incorporated by reference in this Amendment No. 5 in response to all items required in the Schedule TO, except that such information is hereby amended to the extent provided for herein and the Second Supplement to Offer, dated November 16, 2012.

Item 1. Summary Term Sheet

The information contained in the sections entitled “Summary” in the Schedule TO is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)  The information set forth under “Summary”, “Procedures to be Followed by Holders Electing to Accept the Offer” and “The Offer” in the Offer and Item 4(a) of the Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offer, is hereby amended by inserting the following immediately after the last paragraph of each such section: “The Expiration Date of the Offer is extended to 11:59 p.m., New York City time, on November 23, 2012.”  As of November 15, 2012, Notes in the aggregate amount of $38,000 have been tendered by the holders of the $1,080,000 of outstanding Notes that are not held by the four largest Noteholders. The press release issued by the Company announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference. The information set forth in the Second Supplement to Offer, dated November 16, 2012 (attached hereto as Exhibit (a)(1)(E)), is incorporated herein by reference.

Item 10. Financial Statements

The information set forth in the Second Supplement to Offer, dated November 16, 2012, is incorporated herein by reference.

Item 11. Additional Information

(b)  The information set forth in the Second Supplement to Offer, dated November 16, 2012, is incorporated herein by reference. The information set forth under Item 11(b) of the Schedule TO, to the extent such Item 11(b) incorporates by reference the information contained in the Offer, including the Letter of Transmittal, is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, as amended October 29, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Supplement to Offer, dated November 8, 2012

(a)(1)(E)	Second Supplement to Offer, dated November 16, 2012*

(a)(5)(A)	Press Release issued by GR on September 18, 2012

(a)(5)(B)	Press Release issued by GR on October 17, 2012

(a)(5)(C)	Press Release issued by GR on October 29, 2012

(a)(5)(D)	Press Release issued by GR on November 6, 2012

(a)(5)(E)	Press Release issued by GR on November 16, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	First Amendment to Shareholder Rights Plan Agreement filed as Appendix B to the Company’s Proxy Statement/Information Circular filed with the SEC on June 1, 2012 and incorporated herein by reference

(d)(17)

Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(d)(18)

Amended and Restated Subordinated Note Restructuring Agreement dated July 3, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on July 5, 2012 and incorporated by reference herein

(d)(19)

Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD RESERVE INC.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

Dated:  November 16, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, as amended October 29, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Supplement to Offer, dated November 8, 2012

(a)(1)(E)	Second Supplement to Offer, dated November 16, 2012*

(a)(5)(A)	Press Release issued by GR on September 18, 2012

(a)(6)(A)	Press Release issued by GR on October 17, 2012

(a)(5)(C)	Press Release issued by GR on October 29, 2012

(a)(5)(D)	Press Release issued by GR on November 6, 2012

(a)(5)(E)	Press Release issued by GR on November 16, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	First Amendment to Shareholder Rights Plan Agreement filed as Appendix B to the Company’s Proxy Statement/Information Circular filed with the SEC on June 1, 2012 and incorporated herein by reference

(d)(17)

Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(d)(18)

Amended and Restated Subordinated Note Restructuring Agreement dated July 3, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on 5, 2012 and incorporated by reference herein

(d)(19)

Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

Exhibit (a)(1)(E)

 SECOND SUPPLEMENT TO

NOTICE OF OFFER

To the Holders of

GOLD RESERVE INC.

5.50% Senior Subordinated Convertible Notes

Due June 15, 2022

CUSIP  38068N AB4

On September 18, 2012, Gold Reserve Inc. (the “Company” or “GR”) commenced an offer to holders (the “Holders”) of 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”), upon the terms and subject to the conditions described in the Offer, dated September 18, 2012, as amended and supplemented (the “original Offer, as amended and supplemented”) and the accompanying letters of transmittal.

The Company, by this Second Supplement, supplements the original Offer, as amended and supplemented, to provide additional disclosure with respect to the contingent value rights to be issued by the Company.

Except as otherwise set forth in this Second Supplement, the terms and conditions set forth in the original Offer, as amended and supplemented, and the related letters of transmittal remain applicable in all respects. To the extent that any information or amendment contained in this Second Supplement is inconsistent with the information in the original Offer, as amended and supplemented, the information and amendments set forth in this Second Supplemental shall control. Unless the context indicates otherwise, terms used in this Second Supplement and the original Offer, as amended and supplemented, have the meanings given to them in the original Offer, as amended and supplemented.

The Expiration Date for holders of the Notes to tender their Notes has been extended by the Company to 11:59 p.m., Eastern Time, on November 23, 2012.

None of GR or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes pursuant to the Offer. Each Holder must make his, her or its own decision whether to surrender his, her or its Notes pursuant to the Offer and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

November 16, 2012

ADDITIONAL RISK FACTORS

The Company does not know when its arbitration proceedings against Venezuela will be completed.

The Company understands that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at http://icsid.worldbank.org/ICSID/) and further understands that Venezuela has reportedly settled and/or made full or partial payment for damages to a limited number of claimants. ICSID Arbitrations are non-public proceedings and, as a result, we have no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments. The Company understands that tribunals for similar arbitration proceedings typically require six to eighteen months from the date of the oral hearing to finalize and issue a decision. Based on information available to the Company, the historical ICSID average appears to be approximately 1.2 years. The Company’s arbitration hearing was held in February 2012.  Not withstanding the historical average, based on the uncertain nature of arbitration under investment treaties, the Company does not have a basis upon which to estimate the timing or the amount of an award or settlement, if any, or the likelihood of its collection. Accordingly, there can be no assurances that the Company’s arbitration proceedings will be completed or settled within any specific or reasonable period of time, the Company will receive any award or settlement or that any award or settlement will be paid within any specific or reasonable period of time following the award or settlement, if any.

The Company may not receive any payment or compensation with respect to its mining data.

The Company describes in “ADDITIONAL INFORMATION REGARDING THE CONTINGENT VALUE RIGHT” management’s estimate of the value of the mining data, which is based on the Company’s determination of the amount it would consider accepting in connection with any sale or transfer of its mining data. The Company’s determination is not based on the value of the Company’s assets set forth in its financial statements, but represents the Company’s estimates of the costs incurred by the Company in developing the Brisas Project, all of which costs have been written off.  Costs were incurred by the Company with respect to extensive exploration including geology, geophysics and geochemistry, approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, Environmental Impact Statement and Bankable Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report. The fair market value of the Company’s mining data is unknown.  The Company does not have a basis upon which to estimate the fair market value of the mining data. There can be no assurances that the Company will sell its mining data or receive payment of an amount equal or more than the amount it has expressed it would consider accepting in connection with any sale or transfer of its mining data. Accordingly, there can be no assurances that the Company will receive any payment or compensation with respect to its mining data.

ADDITIONAL INFORMATION REGARDING THE CONTINGENT VALUE RIGHT

Below is a chart illustrating amounts that might be payable with respect to the CVR to the Holders of the 1.3% of outstanding Notes, assuming the maximum 0.07% possible payout percentage if all Other Holders elect to participate and their Notes are accepted by the Company. There can be no assurances that the Company will receive any money or other consideration with respect to its arbitration proceeding or any sale of the Company’s mining data, equipment and related assets. Accordingly, there can be no assurances that the CVR will have any value in the future.

The CVR payout calculations per thousand in the chart are based on hypothetical amounts that might be received by the Company with respect to an arbitration award, arbitration settlement, mining data sale or a related transaction. Management’s presentation of these hypothetical amounts are not an indication of management’s expectations with respect to future outcomes.  The calculations are provided for illustrative purposes.

The minimum value presented represents the management’s estimate of the costs to independently duplicate the mining data, equipment and related assets and a sales price that management would consider if the Company were to receive an offer for such assets. The maximum value represents the current amount requested by the Company to be awarded by the arbitration tribunal. There can be no assurance that the Company will be successful in obtaining any award or other compensation through a settlement or asset sale or that the Company will be successful in collecting any portion of such amounts.

	Assumed gross value received before deductions			$200,000,000		$2,200,000,000
	Exclusions
	A Maximum income taxes			$(70,000,000)		$(770,000,000)
	B Redemption of modified notes			$(26,000,000)		$(26,000,000)
	C Payment of estimated accrued and unpaid operating expenses and contingent legal fees [1]			$(11,000,000)		$(11,000,000)
	D Estimated Change of Control payments payable in the event of a change of control of the Company [2]			$(15,000,000)		$(15,000,000)

	Assumed Net Value Received			$78,000,000	CVR Payout per $1,000	$1,378,000,000	CVR Payout per $1,000
CVR%
5.465%	Large Note Holders	$84,367,000	98.7%	$4,262,781	$50.53	$75,309,136	$892.64
0.070%	Other Holders	$1,080,000	1.3%	$54,600	$50.53	$964,600	$892.64
5.535%	Total	$85,447,000	100.0%	$4,317,381	$50.53	$76,273,736	$892.64

[1] The terms of the CVR limit the amount of the professional fees and expenses that may be excluded to $10,000,000 and the amount of the accrued and unpaid operating expenses that may be excluded to $1,000,000.

[2] Change of Control payments payable only in connection with a change of control of the Company.

The hypothetical payout amounts shown above include deductions for (A) a hypothetical maximum corporate tax rate of 35%, (B) redemption of Modified Notes assuming they have not already been redeemed prior to an award, (C) an estimate of the maximum of other current obligations of the Company including a success fee related to arbitration (as referenced in the CVR) and (D) estimated Change of Control payments that may be payable under certain circumstances.

The Company may be required to pay to employees having Change of Control Agreements an aggregate amount of approximately $15 million. Such amount would be payable from the hypothetical award or proceeds shown in the table above only in connection with a change of control of the Company. The terms of the CVR limit the amount of the professional fees and expenses that may be excluded from the calculations of the amount distributable to CVR holders to $10,000,000 and the amount of the accrued and unpaid operating expenses that may be excluded to $1,000,000.

  Proceeds that may be received by the Company with respect to any arbitration award or settlement or the sale of mining data may be in the form of cash, securities, commodities, bonds or other non-cash consideration.  The Company is unable at this time to predict the form of any non-cash consideration that it may receive with respect to any arbitration proceeding or award or sale of its mining data.

Prior to agreeing to accept any non-cash consideration as all or part of any proceeds that the Company reasonably determines in good faith would be impracticable to apportion (an “Undistributable Asset”), the Company will notify its largest noteholder (determined on the basis of the principal amount of Modified Notes then outstanding). The Company may not agree to accept any Undistributable Asset without the consent of its largest noteholder.  The Company will negotiate with its largest noteholder a mutually agreeable disposition of the Undistributable Asset for the benefit of the Large Noteholders in accordance with the terms of the CVR held by the Large Noteholders.

Holders of CVRs other than the Large Noteholders will be paid cash by the Company in an amount equal to the fair market value of their pro rata interest in the Undistributable Asset, net of such Holder’s pro rata percentage of the excluded amounts specified in the CVR, in lieu of any distribution by the Company to such Holders of interests in any Undistributable Asset. The fair market value of any Undistributable Asset shall be determined by the independent members of the Company’s Board of Directors in consultation with the Company’s  largest noteholder. The Board may retain such experts as the Board may determine appropriate to assist the Board in determining the fair market value of the Undistributable Asset and the amount of cash to be distributed with respect to CVRs delivered to Holders other than the Large Noteholders.

 If the Company, after reaching an agreement with its largest noteholder, distributes all or part of an Undistributable Asset to the Large Noteholders, each such Holder shall receive the percentage of such Undistributable Asset specified in such holder’s CVR. The Company shall take all actions as such holder may reasonably request to record, certificate and/or otherwise effectuate the Large Noteholders’ ownership of such undivided interest.

The form of the CVR is attached as Exhibit C to the Second Amended and Restated Subordinated Note Restructuring Agreement, a copy of which is attached as Exhibit 99.1  to the Company’s Report on Form 6-K filed with the SEC on September 18, 2012.

INFORMATION IN THE ORIGINAL OFFER

The original Offer, as amended and supplemented, includes important information about the Company and the Offer that we have not repeated in this Second Supplement, and we urge you to read the original Offer, as amended and supplemented, as well as this Second Supplement carefully.  The Offer is being made on the terms and subject to the conditions described in the original Offer, as amended and as supplemented by this Second Supplement, together with the Letters of Transmittal accompanying the original Offer, as amended and supplemented. Thus, except as it has been amended or superseded by this Second Supplement, the information in the original Offer, as amended and supplemented, continues to apply.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

GR is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC.  Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, Washington D.C. 20549.  Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Also, the Company files reports and other announcements with the Canadian securities regulatory agencies, which can be viewed on-line at www.sedar.com.

GR has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Offer.  The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The documents listed below contain important information about GR and its financial condition and the Company hereby incorporates by reference into the Offer the following documents that we have filed with the SEC:

•           GR’s annual report on Form 10-K for its fiscal year ended December 31, 2012;

•           GR’s reports on Form 6-K filed on May 30, 2012,  May 31, 2012, June 4, 2012, June 29, 2012, July 5, 2012, August 28, 2012 and September 18, 2012;

•           All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act prior to the date of this Second Supplement since the end of the fiscal year covered by the Form 10-K mentioned above; and

•           The description of Capital Stock set forth in the Registration Statement on Form F-10 (File No. 333-142655) filed on May 7, 2007.

`In particular, we incorporate by reference our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, beginning on page 24 of the Annual Report. In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

Exhibit (a)(5)(E)

NR-12-14

Gold Reserve Announces Extension of Expiration Date of Offer for Remaining 5.50%

Senior Subordinated Convertible Notes due 2022

SPOKANE, WASHINGTON, November 16, 2012

Gold Reserve Inc. (TSX VENTURE:GRZ) (NYSE-MKT:GRZ) (the “Company”) announced today that it is notifying holders of approximately 1.3% of its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) (representing $1,080,000 in aggregate principal amount) of the extension of the “Expiration Date” of  its offer (“Offer”) to participate in a restructuring transaction that has been agreed to with its four largest Noteholders representing approximately 98.7% of the outstanding Notes. The Company has extended the “Expiration Date” for the Offer to 11:59 p.m., Eastern Time, on Friday, November 23, 2012. The Company does not anticipate further extending the Expiration Date.

As of November 15, 2012, Notes in the aggregate amount of $38,000 have been tendered by the holders of the $1,080,000 of outstanding Notes that are not held by the four largest Noteholders. The four largest Noteholders have delivered their Notes to the Agent for the Offer. The terms and conditions of the Offer were set forth in the Tender Offer Statement filed on Schedule TO, and the letter of transmittal and the related offer materials filed as exhibits, which were filed with the Securities and Exchange Commission ("SEC") on September 18, 2012, as amended on October 29, 2012. The Offer, letters of transmittal and related offer documents may be obtained free of charge at the SEC's website, www.sec.gov, or by directing a request to the Company.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Further information regarding the Company can be located at www.goldreserveinc.com,

www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."